ORCKIT COMMUNICATIONS LTD.

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2011 Annual General Meeting of Shareholders (the “Meeting”) of Orckit Communications Ltd. (the “Company” or “Orckit”) will be held on Thursday, October 6, 2011 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purposes:

(1)	re-election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	re-election of Moshe Nir and Amiram Levinberg as outside directors and election of Ms. Naomi Steinfeld as an outside director;

(3)	approval of compensation to our non-employee directors;

(4)	approval of amendments to the Company’s Articles of Association;

(5)	approval of a form of amended indemnification letter in favor of directors;

(6)	reappointment of Kesselman & Kesselman as our independent auditors; and

(7)	consideration of our audited financial statements for the year ended December 31, 2010.

Shareholders of record at the close of business on September 6, 2011 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.  Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Izhak Tamir
Chairman of the Board of Directors
and President

Eric Paneth
Chief Executive Officer

Dated: August 31, 2011

ORCKIT COMMUNICATIONS LTD.
126 Yigal Allon Street
Tel Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (“Ordinary Shares”), of Orckit Communications Ltd. (the “Company” or “Orckit”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) for use at the 2011 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, October 6, 2011 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Annual General Meeting will be as follows:

(1)	re-election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	re-election of Moshe Nir and Amiram Levinberg as outside directors and election of Ms. Naomi Steinfeld as an outside director;

(3)	approval of compensation to our non-employee directors;

(4)	approval of amendments to the Company’s Articles of Association;

(5)	approval of liability insurance covering our directors;

(6)	reappointment of Kesselman & Kesselman as our independent auditors; and

(7)	consideration of our audited financial statements for the year ended December 31, 2010.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters.  Effective January 1, 2010, the uncontested election of directors is no longer considered a "routine" matter under such rules.  This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors.  Only shareholders of record at the close of business on September 6, 2011 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about September 8, 2011 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

As of August 23, 2011, 22,749,151 of our Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

The following table sets forth, as of August 23, 2011, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Ordinary Shares. Ordinary Shares issuable pursuant to options, warrants or convertible notes that are currently exercisable or exercisable or convertible within 60 days of August 23, 2011 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable. As of August 23, 2011, 22,749,151 of our Ordinary Shares were outstanding.

Identity of Person or Group	Number of Ordinary Shares		Percent Beneficially Owned
Izhak Tamir	2,685,367	(1)	11.2%
Eric Paneth	2,003,617	(2)	8.6%
Catalyst Private Equity Partners (Israel) II, LP, and affiliated funds	1,442,944	(3)	6.1%
All directors and executive officers as a group (13 persons)	5,833,142	(4)	22.7%

(1)
Includes (i) 1,069,267 Ordinary Shares, (ii) 420,000 Ordinary Shares issuable upon the exercise of options that are currently vested or vest within 60 days following August 23, 2011, (iii) 25,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 78,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.50 per share, (v) 673,100 Ordinary Shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share and (vi) 420,000 Ordinary Shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006.  Under such contract, 420,000 Ordinary Shares were pledged to Credit Suisse as collateral.

(2)
Includes (i) 1,024,267 Ordinary Shares, (ii) 420,000 Ordinary Shares issuable upon the exercise of options that are currently vested or vest within 60 days following August 23, 2011, (iii) 18,750 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 66,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.50 per share, (v) 54,600 Ordinary Shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share and (vi) 420,000 Ordinary Shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006.  Under each such contract, 420,000 Ordinary Shares were pledged to Credit Suisse as collateral.

(3)
Includes 401,454 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and 372,400 Ordinary Shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share (approximately $2.79 based on the U.S. Dollar/NIS exchange rate at August 22, 2011).

(4)
Includes 2,891,990 Ordinary Shares issuable upon the exercise of options, warrants and convertible notes held by our directors and executive officers that are currently vested or vest within 60 days following August 23, 2011.

AGENDA OF THE ANNUAL GENERAL MEETING

Item 1 – Re-election of Directors

At the Meeting, the shareholders will be asked to re-elect each of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil to our Board of Directors to serve until the next Annual General Meeting at which one or more directors are elected or his earlier resignation or removal. Messrs. Arkin and Motil are “independent directors” as defined under the NASDAQ rules and the Israeli Companies Law, 5759-1999 (the “Companies Law”).

You will also be asked to re-elect Moshe Nir and Amiram Levinberg and to elect Naomi Steinfeld as “outside directors”, as defined under the Companies Law. See Item 2 below.

The four nominees for election at the Meeting have been approved by the audit committee of the Board of Directors (the “Audit Committee”), acting as our nominating committee.

A brief biography of each nominee is set forth below:

Eric Paneth has been Chief Executive Officer and a director of Orckit since its founding in 1990. From 1990 until July 2008, Mr. Paneth also served as our Chairman of the Board of Directors.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was head of a technical department in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd., and he has served as its Chief Executive Officer since November 2008.  Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion.

Izhak Tamir has been President and a director of Orckit since its founding in 1990, and has been our Chairman of the Board of Directors since July 2008. Mr. Tamir has also served as Chairman of the Board of our subsidiary, Orckit-Corrigent Ltd., since 2001 and Chief Executive Officer of Orckit-Corrigent since May 2007.  Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - the Israel Telecommunications Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir has served as Chairman of the Board of Directors of Tikcro Technologies Ltd. since January 2000 and was its Chief Executive Officer from August 2003 to December 2007. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University.

Jed M. Arkin has been a director of Orckit since August 2001. From January 2000 through April, 2007, Mr. Arkin served as Chairman of MadahCom, Inc., a manufacturer of digital wireless public alerting systems. MadahCom was acquired by Cooper Industries (NYSE: CBE) in April 2007. From March 2005 until April 2007, Mr. Arkin served as a director of Shamir Optical Industries Ltd. Since January 2005 he has been a director, and is currently Chairman, of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank.  From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm.  He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

Moti Motil has been a director of Orckit since November 2002.  Since 1996, Mr. Motil has served as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and since 2006 has also served as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company.  Mr. Motil holds a B.A. degree in Economics and Accounting from Tel-Aviv University and he is a Certified Public Accountant in Israel.

According to an amendment to the Companies Law that will come into effect on September 15, 2011, the chairman of the board of a company is not permitted to hold another position in the company or a subsidiary thereof other than chairman or director of a subsidiary or, if approved by a special majority of shareholders, chief executive officer of the company.  Currently, Mr. Tamir serves as our Chairman of the Board and President and as Chairman and Chief Executive Officer of our principal subsidiary, Orckit-Corrigent Ltd., and Mr. Paneth serves as our Chief Executive Officer and a director. Accordingly, we expect that one of our non-executive directors will become our Chairman of the Board in place of Mr. Tamir, who will continue to serve as Chairman and Chief Executive Officer of Orckit–Corrigent, as well as our President and one of our directors.

Required Approval

Pursuant to our Articles of Association, the affirmative vote of the holders of 66-2/3% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Eric Paneth be re-elected to the Board of Directors, effective immediately.

RESOLVED, that Izhak Tamir be re-elected to the Board of Directors, effective immediately.

RESOLVED, that Jed M. Arkin be re-elected to the Board of Directors, effective immediately.

RESOLVED, that Moti Motil be re-elected to the Board of Directors, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Election of Outside Directors

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two outside directors (“outside directors”).  Our articles of association permit us to have up to three outside directors.  Our currently serving outside directors are Messrs. Moshe Nir and Amiram Levinberg. The Companies Law provides that a person may not be appointed as an outside director if such person or such person’s relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof, their respective affiliates or the company's chairman, chief executive officer, chief finanical officer or any 5% shareholder thereof.  In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with his or her role as an outside director.  Pursuant to the Companies Law, if at the time of election of an outside director, all the directors are of the same gender, the outside director must be of the other gender.  For a period of two years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former outside director.

The outside directors are required to be elected by the shareholders. The term of service of an outside director is three years and may be extended for up to two additional three year terms. Thereafter, an outside director may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and our Board of Directors confirm that, in light of the outside director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. All of the outside directors of a company must be members of its audit committee, and each other committee of a company’s board of directors that is authorized to carry out one or more powers of the board of directors must include at least one outside director. Other directors are elected annually.

Moshe Nir is currently serving his third term as an outside director, which will expire on November 12, 2011.  Our Audit Committee and our Board of Directors have recommended the re-election of Mr. Nir as an outside director for an additional term of three years.  The reasons underlying this resolution include Mr. Nir’s business experience, which is summarized below, and his knowledge of the Company, its markets and related fields of operations.  Especially in light of Mr. Nir’s significant contributions to the Company over the past nine years in terms of his advice on strategic and financing issues, the Audit Committee and Board of Directors believe that Mr. Nir’s continued service as an outside director is in the best interests of the Company. At the Meeting, shareholders will be asked to re-elect Mr. Nir as an outside director for a fourth term of three years, commencing upon the expiration of his present term on November 12, 2011.

The shareholders will also be asked to re-elect Mr. Amiram Levinberg as an outside director for a second term of three years. Mr. Levinberg's new term will commence upon the expiration of his present term on November 12, 2011. The shareholders will also be asked to elect Ms. Naomi Steinfeld as an outside director for a term of three years. Ms. Steinfeld's term will commence at the conclusion of the Meeting.  Our Audit Committee and our Board of Directors have recommended the re-election of Mr. Levinberg and the election of Ms. Steinfeld as outside directors for terms of three years each.

A brief biography of the nominees is set forth below:

Moshe Nir has been an outside director of Orckit since November 2002.  Mr. Nir has served since 1990 as Founder and CEO of privately-held Business Directions Ltd., a distributor of analytic management software. From 1985 to 1990, he served as manager of the economics and control department and member of the Executive Board of Elite Industries Ltd., a publicly traded food manufacturer in Israel. From 1974 to 1985, he held senior financial and control positions with Tempo Breweries and Soft Drinks Ltd., Tadiran Electronics Industries Ltd. and Clal Israel Ltd. He holds a B.A. degree in Economics from Tel Aviv University, and an M.B.A. and Post Graduate Diploma in Computer and Information Sciences from the Recanati School of Management, Tel Aviv University.

Amiram Levinberg has been an outside director of Orckit since November 2008. Mr. Levinberg co-founded Gilat Satellite Networks Ltd. and served as a director of Gilat from its inception until April 2004. In July 2005, Mr. Levinberg rejoined Gilat as its Chairman of the Board and Chief Executive Officer. From July 1995 until April 2003, he served as Gilat’s President. Until 2002, Mr. Levinberg also served as Gilat’s Chief Operations Officer. Until July 1995, he served as Gilat’s Vice President of Engineering. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg also serves on the board of directors of Cardboard Industries and Kargal, a cardboard manufacturer in Israel. He holds a B.Sc. degree in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion.

Naomi Steinfeld heads a private law firm that specializes in tax and international business law.  She has been practicing law since 1996, following six years as a certified tax advisor.  Ms. Steinfeld also lectures on tax law in the Executive MBA program at Tel Aviv University and, in the past, at the Interdisciplinary Center in Herzlyia and is a member of the Israel Tax Authority.  Since 2008, Ms. Steinfeld has served as a director of Israel Aerospace Industries Ltd., Israel's leading aerospace and aviation manufacturer, and of CIH Cross-Israel Highway, the company responsible for planning, building and operating the Trans-Israel Highway.  Ms. Steinfeld holds an LL.B. degree and an LL.M. degree, concentrating in international commerce, both from Tel Aviv University.

Required Approval

Pursuant to the Companies Law, the election of an outside director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders are voted in favor of the election of the outside director or (ii) the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed two percent of the outstanding voting power in the Company.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Moshe Nir be re-elected to a three-year term as an outside director of the Company, commencing on November 12, 2011.

RESOLVED, that Amiram Levinberg be re-elected to a three-year term as an outside director of the Company, commencing on November 12, 2011.

RESOLVED, that Naomi Steinfeld be elected to a three-year term as an outside director of the Company, commencing immediately.”

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.

Item 3 – Compensation of Non-Employee Directors

Background

At our annual general meeting held on July 3, 2008, our shareholders approved a compensation package for each of our non-employee directors.  This package included cash and a grant of stock options that vested over three years.  The options are now fully vested.

At the Meeting, the shareholders will be asked to approve a new compensation package for each of our non-employee directors who may serve from time to time. The proposed terms of the new compensation package, which was designed to preserve the Company's cash, are summarized below under "Proposed Compensation Package".

Based on a comparison study that the compensation committee of our Board of Directors ("Compensation Committee") conducted, the proposed compensation package would be the lowest of any company in our peer group, notwithstanding that, based on the study, our statistically “correct” place is the 23rd percentile.  The Compensation Committee's study is summarized below under "Compensation Committee Report".

According to the Israeli Companies Regulations (Rules for Compensation and Expenses of Outside Directors), 5760-2000 (the “Compensation Regulations”), which governs the compensation of statutory outside directors, each outside director must receive certain annual and per meeting cash fees, even if he or she is granted stock options, and the compensation of outside directors may not exceed the average compensation of the other non-employee directors or be lower than the compensation of the lowest compensated other non-employee directors.  Therefore, we propose to offer the same compensation package to our outside directors and our other non-employee directors.  As detailed in Items 1 and 2 above, the current nominees for non-employee director are Moshe Nir, Amiram Levinberg  and Naomi Steinfeld, who are our outside director nominees, and Moti Motil and Jed Arkin, who are our other non-employee director nominees.

Under Israeli law, the compensation of directors is required to be approved by our Audit Committee, Board of Directors and shareholders.  Our Audit Committee and Board of Directors have approved these compensation terms, subject to shareholder approval.

Proposed Compensation Package

We propose that the three-year compensation package of each non-employee director be comprised of options to purchase up to 27,754 Ordinary Shares for each of the upcoming three years and cash compensation in the amount of NIS 20,710 (currently equivalent to $5,788) per year and NIS 1,200 (currently equivalent to $335) per meeting.  The number of options to be granted to each non-employee director constitutes approximately 0.366% of the outstanding Ordinary Shares, the same percentage granted to each of our non-employee director in 2008.  The cash component represents the minimum amount permitted to be paid under the Compensation Regulations and is approximately 50% lower than the cash currently paid to our non-employee directors.  The options would be granted on the date of the Meeting under the Orckit Israeli Share Incentive Plan and would have an exercise price per share equal to 25% above the closing price per share of the Ordinary Shares on the Nasdaq Stock Market on the last trading day preceding the date of the Meeting. The options would begin to vest upon the commencement of the option holder’s new term and will continue to vest, for so long as the option holder continues to serve, over a period of three years, in three equal installments of 27,754 on each of the first, second, and third anniversary of the applicable commencement date. The options, to the extent vested, would expire at the earlier of seven years from the date of grant or six months from termination of the option holder’s service.

In the event that this proposed compensation package is not approved at the Meeting, we intend to pay our non-employee directors in cash alone.  The maximum cash amounts that we are permitted to pay to outside directors under the Compensation Regulations without shareholder approval are NIS 130,570 (currently equivalent to $36,543) per year and NIS 3,930 (currently equivalent to $1,098) per meeting. In that event, we will also pay the same amounts to each of our other non-employee directors.    In order to preserve the Company's cash, we urge our shareholders to approve the proposed package consisting of stock options and the minimum amounts of cash permitted by law.

The currency translations set forth above are based on the representative exchange rate published by the Bank of Israel on August 22, 2011.  The minimum and maximum cash amounts payable to outside directors under the Compensation Regulations are subject to adjustment for changes in the Israeli consumer price index after August 1, 2011 and changes in the amounts payable pursuant to Israeli law from time to time. In the event that any changes are made from time to time in the future to the compensation terms of the non-employee directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of the outside directors.

Compensation Committee Report

Our Compensation Committee prepared, with the assistance of an independent compensation consultant, a detailed analysis of non-employee director compensation in Orckit’s industry peer group.  This study sought to determine an appropriate set of companies with similar size and industry characteristics to the Company, examined the level and composition of director compensation in these companies, then examined the correlation between such factors as revenues, number of employees, market cap, etc. and director compensation.  Focusing only on those factors that proved statistically significant, the Committee calculated the level of non-employee director compensation that would most closely fit the norms of its peer group.  With respect to the value of stock options, the Committee used the Black-Scholes option pricing model, which is the method used by us and the members of our peer group for accounting purposes.

According to the norms of the Company’s peer group, and adjusting for the most statistically significant of our company particulars, total non-employee director annual compensation should be approximately $75,000.  In consideration of current market conditions and the importance of preserving the Company's cash, the Compensation Committee decided to recommend a substantial reduction of this compensation amount, limiting the stock options to be granted to each non-employee director to the same percentage of our outstanding Ordinary Shares issued in 2008 (or 0.366%) and reducing the level of cash compensation by approximately 50% to the minimum amounts permitted under applicable law.  These limitations yield annual total compensation valued at approximately $34,000.  This represents an approximately 65% reduction in value from the Company’s previous director compensation package in 2008, and would place Orckit below every single company in its peer group in director compensation. Based on the Compensation Committee report, our statistically “correct” place is the 23rd percentile.

Required Approval

Pursuant to the Companies Law, the approval of compensation of our directors requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant to each of Moshe Nir, Amiram Levinberg, Naomi Steinfeld, Moti Motil and Jed Arkin of the share options and cash compensation described in the Proxy Statement relating to the Meeting be approved, subject to such person being elected as a director of the Company at the Meeting, and that the same share options and cash compensation be paid to any other non-employee directors who may be initially elected or appointed from time to time in the future, except that the exercise price per share of the share options granted to such other non-employee directors be equal to 25% above the closing price per share of the Ordinary Shares on the Nasdaq Stock Market on the last trading day preceding the date of such election or appointment."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4 – Approval of Amendments to the Company’s Articles of Association

At the Meeting, the Company will propose several amendments to its Articles of Association, as described below.  If any of the proposed amendments are approved, the Company will restate its Articles of Association and refer to them thereafter as its "Eight Amended and Restated Articles of Association."

A.           Amendment to Allow Indemnification and Insurance to the Full Extent Permitted by Law

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (currently equivalent to $279,486), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such payments are authorized by the company's articles of association.

Accordingly, in order to update our Articles of Association with respect to indemnification and insurance to be in line with these amendments to the Israeli Securities Law and to the Companies Law and to enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, the Company proposes to amend Article 70 of its Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 70 of the Company’s Articles of Association be amended with the changes marked below:

'70.           Exculpation, Indemnity and Insurance

(a)           For purposes of these Articles, the term "Office Holder" shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as "Nosei Misra" in the Companies Law.

(b)           Subject to the provisions of the Companies Law, the Company may prospectively exculpate an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company.

(c)           Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or incurred by the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

(i)           a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii)           reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction; and

(iii)           reasonable litigation expenses, including attorneys' fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent; and

(iv)           a financial obligation imposed upon an Office Holder and reasonable litigation expenses, including attorney fees, expended by the Office Holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that, in respect of Article 70(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify,  and (bb) retroactively.

(d)           Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

(i)           a breach of his duty of care to the Company or to another person;

(ii)           a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company; and

(iii)           a financial obligation imposed on him in favor of another person; and

(iv)           a financial obligation imposed upon an Office Holder and reasonable litigation expenses, including attorney fees, expended by the Office Holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

(e)           The provisions of Articles 70(a), 70(b) and 70(c) above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

(f)           Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 51 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.'"

B.           Amendment Regarding New Audit Committee Quorum Requirements

A recent amendment to the Companies Law added new Section 116A, which provides certain quorum requirements with respect to meetings of a company's audit committee. Specifically, effective September 15, 2011, a quorum of the audit committee will consist of a majority of its members, provided that a majority of those present are independent directors (as defined under the Companies Law), at least one of whom is an external director. All the members of our audit committee meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act. Accordingly, we meet the Companies Law independence requirements even before the effective date of this amendment. Nevertheless, our Articles of Association provide that the meetings and proceedings of committees of the board of directors are governed by the provisions regulating the board of directors, which require a majority of the directors then in office who are lawfully entitled to participate in the meeting and vote thereon. Accordingly, in order to accommodate this amendment to the Companies Law, the Company proposes to amend Article 37(a) of its Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 37(a) of the Company’s Articles of Association be amended with the change marked below:

'37.           Delegation of Powers

                                (a)           The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any Committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by the Companies Law or any regulations adopted by the Board of Directors under this Article.  Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.' "

C.           Amendment Regarding Increase in Authorized Share Capital from 75,000,000 Ordinary Shares to 95,000,000 Ordinary Shares

Background

Our Memorandum and Articles of Association, as currently in effect, authorizes us to issue 75,000,000 Ordinary Shares.  Our Board of Directors recommended that our shareholders approve an amendment to our Memorandum and Articles of Association to increase our authorized share capital to 95,000,000 Ordinary Shares.

The additional Ordinary Shares to be authorized by approval of the proposed amendment would have rights identical to our currently outstanding Ordinary Shares.  Because holders of our Ordinary Shares have no preemptive rights to purchase or subscribe for any unissued Ordinary Shares, the issuance of additional Ordinary Shares would reduce the current shareholders’ percentage ownership interest in the total outstanding Ordinary Shares. An increase in the number of Ordinary Shares outstanding could have an anti-takeover effect in that additional Ordinary Shares could be issued in one or more transactions that could make a change in control or takeover of us more difficult.  If the proposed amendment is approved by our shareholders, it will become effective upon the date of approval.

As of August 23, 2011, there were  22,749,151 Ordinary Shares outstanding. In addition, as of the same date, (i) incentive stock options to acquire 4,867,124 Ordinary Shares were outstanding, (ii) warrants currently exercisable to purchase up to 2,529,771 Ordinary Shares were outstanding, (iii) contingent warrants not yet exercisable to purchase up to 702,500 Ordinary Shares were outstanding, (iv) 4,776,239 Ordinary Shares were reserved for issuance upon conversion of our Series A and Series B convertible notes and (v) a total of 11,374,576 Shares were reserved for issuance pursuant our shareholder bonus rights plan.  If the proposed amendment is adopted, approximately 48.0 million Ordinary Shares would be available for future issuance by us.

Purposes and Effects of Share Capital Increase

If the proposed amendment is approved by our shareholders, additional Ordinary Shares will be available for general corporate purposes. The Board of Directors believes that the proposed increase in the number of authorized Ordinary Shares is necessary to provide our Company with the flexibility to pursue opportunities without added delay and expense. We filed a registration statement with the SEC in 2009 pursuant to which we may undertake a rights offering to our shareholders.  We filed two shelf registration statements with the SEC in 2010 pursuant to which we completed offerings of Ordinary Shares and warrants on April 1, 2010 and December 3, 2010.  In addition, we filed another shelf registration statement with the SEC in late 2010 that covers the potential sale of up to $33.0 million of securities. We also completed a public offering in Israel in June 2011 of convertible debentures. The Board of Directors believes it is desirable to have additional authorized Ordinary Shares available in order to provide us with flexibility with respect to potential equity offerings and still have other authorized Ordinary Shares available for other corporate purposes.  The terms and conditions of any future equity offerings or other issuance of securities have not yet been determined, nor has any decision been made as to whether or not we will commence another equity offering or issue securities for any other purpose.

The additional Ordinary Shares authorized could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business, including to conduct a rights offering or other public offering, a split or dividend on then outstanding Shares or in connection with any employee share plan or program. Any future issuances of authorized Ordinary Shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable law.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Article 4 of the Articles of Association of the Company, as amended, and Section 4(a) of the Company’s Memorandum of Association, as amended, be amended to read as follows:

‘The share capital of the Company is 95,000,000 Ordinary Shares of no nominal value.’

Required Approval

Pursuant to our Articles of Association, the affirmative vote of the holders of 66-2/3% of the Ordinary Shares present, in person or by proxy, and voting on any of the proposed amendments described above is required for the approval thereof.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

Item 5 – Approval of a Form of Amended Indemnification Letter in Favor of Directors

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations. The Company has provided indemnification letters in favor of the Company’s directors and officers agreeing to indemnify them to the fullest extent permitted by law.

Pursuant to amendments to the Companies Law and to the Israeli Securities Law which are described in described in Section A of Item 3 above, and provided the Company’s Articles of Association are amended as proposed in Item 3 above, we propose to approve a modified form of such indemnification letter to ensure that the Company’s directors are afforded protection to the fullest extent permitted by law. The proposed form of amended indemnification letter is attached hereto as Annex A and is marked to reflect the changes made to the form that was approved in the past.

The proposed form of amended indemnification letter in favor of directors requires the approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order. The form of amended indemnification letter, as described above, was approved by our Audit Committee on and by our Board of Directors. The Company’s Audit Committee and Board of Directors believe that approval of the form of amended indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors from time to time. Directors and officers are being increasingly subjected to expensive and time-consuming litigation relating to, among other things, matters that traditionally would have been brought only against the company itself.  This has made highly competent persons more reluctant to serve as directors or officers unless they are provided with adequate protection through insurance and indemnification against inordinate risks of claims and actions against them arising out of their activities on behalf of the Company.

At the Meeting, the shareholders will be asked to approve granting the amended indemnification letter in the form of Annex A hereto to our directors serving from time to time in such capacity.  For the avoidance of doubt, if this proposal is not approved, the validity of the existing form of indemnification letter will not be affected.

Required Approval

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amended indemnification letter in the form of Annex A hereto, to be provided to directors of the Company serving from time to time in such capacity.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 6 – Appointment of Independent Auditors

At the Meeting, the shareholders will be asked to approve the reappointment of Kesselman & Kesselman, independent certified public accountants in Israel, as our independent auditors until the next annual general meeting of shareholders. Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited. We intend to reappoint Kesselman & Kesselman as the auditor of our owned and controlled subsidiaries, as well. Kesselman & Kesselman are independent in accordance with applicable rules and regulations. A representative of the auditors is expected to be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act.

Required Approval

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kesselman & Kesselman be appointed as the independent auditors of the Company until the next annual general meeting of shareholders.

RESOLVED, that the Board of Directors be authorized to delegate to the Audit Committee the authority to fix the fees paid to the Company’s independent auditors.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 7 - Consideration of Financial Statements

Our audited financial statements for the year ended December 31, 2010 are included in a Form 6-K, which we filed with the SEC on March 3, 2011. You may read and copy such report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.  No vote is required with respect to this Item 7.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,
Izhak Tamir
Chairman of the Board of Directors and President
Eric Paneth
Chief Executive Officer
Dated:  August 31, 2011

Annex A

FORM OF AMENDED AND RESTATED INDEMNIFICATION AND EXCULPATION LETTER

Date:  [________]

To:  [___________]

It is in the best interest of Orckit Communications Ltd. (the “Company”) to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve high growth companies or publicly-held companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are or have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

The Company and you intend for this Amended and Restated Indemnification and Exculpation Letter (this “Amended and Restated Agreement”) to amend, restate and supersede in its entirety any Indemnification and Exculpation Letter entered into between you and the Company in the past (the “Original Indemnity Agreement”).

Accordingly, in consideration of your continuing to serve the Company, you and the Company agree as follows:

1.
The Company hereby undertakes to fully indemnify you and hold you harmless in respect of the following arising from or in connection with any act or omission (“action”) irrespective of the severity of the action, taken or made by you in your capacity as a director, officer and/or employee of the Company, or in consequence of being such a person (in any case, whether arising after, on or prior to the date hereof) including if you were, are or are threatened to be, a party to or a participant (as a witness or otherwise) in any Proceeding (as defined below):

1.1
any financial obligation, including but not limited to, amounts and fines due pursuant to any judgment, order, action, conviction or settlement, imposed on you or incurred by you in favor of another person or entity of any kind, including but not limited to, any shareholders, the Company, any authority (including but not limited to U.S. Securities and Exchange Commission), either in Israel, the United States or any other jurisdiction in the world, by a judgment, action, suit or proceeding whether civil, criminal, administrative or investigative, including a settlement approved by the Company (which approval shall not be unreasonably withheld) or an arbitrator's award either approved by court or the Company;

1.2
all reasonable attorneys' fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding (collectively, “Expenses”).  Expenses also shall include Expenses incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for, and other costs relating to any cost bond or other appeal bond or its equivalent, including all Expenses expended by you or charged to you under the circumstances described in section 1.1 above, provided, that with respect to any criminal charges, you are either acquitted, or if you are convicted of a crime, such crime does not require proof of criminal intent.  For purposes of this Amended and Restated Agreement, the term "Proceeding" shall include any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of the Company, by its shareholders or otherwise (including but not limited to U.S. Securities and Exchange Commission), either in Israel, the United States or in any other territory in the world, and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative nature, in which you were, are or will be involved as a party or otherwise by reason of the fact that you are or were a director or officer of the Company, by reason of any action taken by you (or failure to act) or of any action (or failure to act) on your part while acting as a director or officer of the Company, or by reason of the fact that you are or were serving at the request of the Company as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided hereunder.

1.3
in addition to the expenses set forth in paragraph 1.2 above, all reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or Proceeding instituted against you by a competent authority, provided that such investigation or Proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction.

1.4
in addition to the foregoing, a financial obligation imposed upon you and reasonable litigation expenses, including attorney fees, expended by you as a result of an administrative proceeding instituted against you. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which you are obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and expenses that you incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

The above wording is based on the Hebrew-language provisions of Israeli statutes and shall not be construed to limit the amount or scope of indemnification payable hereunder to the extent such payment is permitted by applicable law.

The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results from the Company’s holdings in such company (“Affiliate”).

Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraphs, if, for any reason, you shall elect or be required to pay all or any portion of any judgment or settlement in any Proceeding in which the Company is jointly liable with you (or would be if joined in such Proceeding), the Company shall contribute to the amount of expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred and paid or payable by you in proportion to the relative benefits received by the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such Proceeding), on the one hand, and you, on the other hand, from the transaction from which such Proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than you who are jointly liable with you (or would be if joined in such Proceeding), on the one hand, and you, on the other hand, in connection with the events that resulted in such expenses, judgments, fines or amounts paid in settlement, as well as any other equitable considerations.  The relative fault of the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such Proceeding), on the one hand, and you, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary, and the degree to which their conduct is active or passive.  For the avoidance of doubt, the obligations of the Company to indemnify you hereunder apply to any claims for contribution which may be brought against you by officers, directors or employees of the Company who may be jointly liable with you.

2.
The Company will not indemnify you for amounts you may be obligated to pay solely in respect of the exclusions under section 263 of the Israeli Companies Law, 1999 (the “Companies Law”), as determined by final court decision.

3.
The Company will make available all amounts needed in accordance with paragraph 1 above in a wire transfer to your account or as directed by you on the date on which such amounts are due (“Time of Indebtedness”).

As part of the aforementioned undertaking, the Company will make available to you upon request any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

Notwithstanding any provision of this Amended and Restated Agreement to the contrary and to the fullest extent permitted by applicable law, the Company shall advance the Expenses incurred by you in connection with any Proceeding within ten (10) days after the receipt by the Company of a statement or statements requesting such advances from time to time, whether prior to or after final disposition of any Proceeding.  Advances shall be unsecured and interest free.  Advances shall be made without regard to your ability to repay the Expenses and without regard to your ultimate entitlement to indemnification under the other provisions of this Agreement.  Advances shall include any and all reasonable Expenses incurred pursuing a Proceeding to enforce this right of advancement. You shall qualify for advances solely upon the execution and delivery to the Company of an undertaking providing that you undertake to repay the advance to the extent that it is ultimately determined by a court of competent jurisdiction, in a final and non-appealable order that you are not entitled to be indemnified by the Company under the provisions of this Amended and Restated Agreement, the Company’s articles of association, the Companies Law or otherwise.  This Paragraph shall not apply to any claim made by you for which indemnity is excluded under paragraph 7 of this Amended and Restated Agreement.

The Company shall not settle any action, claim or Proceeding (in whole or in part) which would impose any Expense, judgment, fine, penalty or limitation on you without your prior written consent.

4.
The Company will indemnify you even if at the relevant Time of Indebtedness, or at any time thereafter, you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the date hereof.

5.	The indemnification for amounts covered in paragraph 1.1 above shall apply insofar as it results from your actions in the following matters or in connection therewith or in relation thereto:

5.1
The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings~~, including without limitation, the issuance of the Company’s 5.75% convertible notes due 2005 and any subsequent transactions relating thereto and the registration statement relating to the spin-off of the Company’s semiconductor subsidiary in 2000~~;

5.2
Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were issued to the public and/or are traded on a stock exchange, whether in Israel, the United States or in any other jurisdiction;

5.3
Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like, including without limitation, ~~the making of loans and provision of other support to Tikcro Technologies and~~ all actions related to the initiative and management of new technology projects of the Company or through Subsidiaries or Affiliates which shall be formed from time to time;

5.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5	Actions in connection with the merger or proposed merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6	Actions in connection with the sale or proposed sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7
Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof~~, including without limitation, Silicon Value, Siliquent Technologies, EDSL, Tikcro, Spediant Systems, Thetis and Corrigent Systems~~;

5.8
Actions taken in connection with labor relations and/or employment matters in the Company Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers, including stock options granted or promised (or allegedly promised) thereto or exchanges of such options with other securities;

5.9
Actions in connection with the development, testing sale or any other usage of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

5.10
Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to all types of intellectual property rights;

5.11
Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not, including but not limited to, policies and internal control procedures required under U.S. law or regulations or Nasdaq rules.

5.12
Actions taken in connection with the financial reporting of the Company or any of its Subsidiaries or Affiliates, and in providing guidance and financial outlook to the public regarding future performance thereof.

5.13	Any action or decision in relation to work safety and/or working conditions.

5.14
Negotiation for, signing and performance of insurance policies, and any actions or omissions resulting in inadequate safety measures and/or malpractice of risk management and/or the failure to maintain appropriate insurance.

5.15
Any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, a Subsidiary and/or an Affiliate, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

5.16
Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, a Subsidiary and/or an Affiliate, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

5.17
Any claim or demand made directly or indirectly in connection with complete or partial failure by the Company, a Subsidiary and/or an Affiliate, or their respective directors, officers and employees, to pay, report, maintain applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

5.18	Violations or alleged violations of applicable securities and corporate laws, resulting in administrative investigations, proceedings and/or financial sanctions.

6.
The total amount of indemnification under paragraph 1.1 that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to US$20,000,000 per each cause of action.

7.
The rights of indemnification and to receive advancement of Expenses as provided by this Amended and Restated Agreement shall not be deemed exclusive of any other rights to which you may at any time be entitled under applicable law or otherwise.  No amendment, alteration or repeal of this Amended and Restated Agreement or of any provision hereof shall limit or restrict any of your rights under this Amended and Restated Agreement in respect of any action taken or omitted by you in your status as a director, officer or employee prior to such amendment, alteration or repeal.  To the extent that a change in Israeli law, whether by statute or judicial decision, permits greater indemnification or advancement of Expenses than would be afforded currently under the Company's articles of association or this Amended and Restated Agreement, it is the intent of the parties hereto that you shall enjoy by this Amended and Restated Agreement the greater benefits so afforded by such change.  No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, trustees, partners, managing members, fiduciaries, employees, or agents of the Company or of any other related enterprise which such person serves at the request of the Company, you shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, trustee, partner, managing member, fiduciary, employee or agent under such policy or policies.  If, at the time the Company receives notice from any source of a Proceeding as to which you are a party or a participant (as a witness or otherwise), the Company has director and officer liability insurance in effect, the Company shall give prompt notice of such Proceeding to the insurers in accordance with the procedures set forth in the respective policies.  The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on your behalf, all amounts payable as a result of such Proceeding in accordance with the terms of such policies.

In the event of any payment under this Amended and Restated Agreement, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all papers reasonably required and take all reasonable action necessary to secure such rights.

In order to avoid any doubt, it is hereby clarified that the indemnification payable pursuant to this Amended and Restated Agreement shall be payable regardless of any obligations arising under an insurance policy and/or any other indemnification agreement to cover any payment of any type incurred by you, provided, however, that any payment made hereunder by the Company shall be returned to the Company only to the extent that the same obligation is ultimately covered and actually paid directly to you, free of any deductions or the like, pursuant to such insurance policy and/or other indemnification agreement and up to that amount that is actually paid to you.

8.
Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9.	In all indemnifiable circumstances indemnification will be subject to the following:

9.1
You shall promptly notify the Company of any Proceedings initiated against you without delay following your first becoming aware thereof, and shall promptly deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

9.2
Other than with respect to Proceedings that have been initiated against you by the Company or in its name, the retention of your primary counsel shall be with the consent of the Company which shall not be unreasonably withheld.

Alternatively, with your consent, you shall execute all documents required to enable the Company and/or its attorney to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Amended and Restated Agreement and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding irrespective of its severity of conduct without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Amended and Restated Agreement and/or pursuant to law or otherwise result in your payment of any amounts.

9.3
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

     9.4       Compromise or settlement agreement reached by you in any suit, demand or other proceeding as aforesaid shall require the Company’s consent to such compromise or settlement.

10.
In addition, the Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages of any kind caused as a result of a breach of your duty of care to the Company, regardless of the applicable standard of conduct, such as but not limited to, negligence or gross negligence.  Accordingly, no action shall be brought by or on behalf of the Company in respect thereof, and the Company shall fully indemnify you for your expenses and damages in respect of any such action brought against you by or on behalf of the Company.

11.
If for the validation of any of the undertakings in this Amended and Restated Agreement any act, resolution, approval or other procedure is required, the Company warrants and represents that it has caused them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12.
In addition, for the avoidance of doubt, it is hereby clarified and acknowledged by the Company that nothing contained in this Amended and Restated Agreement shall derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

13.
Any re-organization, change of control, merger or acquisition or the like of the Company, including without limitation, a change of the Board of Directors or change of management, will not derogate from the Company’s obligations under this Amended and Restated Agreement.  This Amended and Restated Agreement shall be binding upon the Company and its successors (including the surviving company in a merger with the Company) and assigns, and shall inure to your benefit and your estate, heirs, legal representatives and assigns.

The Company agrees that if there is a change of control of the Company (other than a change in control which has been approved by a majority of the Company’s Board of Directors who were directors immediately prior to such change in control) then with respect to all matters thereafter arising concerning your rights to payments of Expenses and expense advances under this Amended and Restated Agreement or any other agreement or under the Company’s Memorandum or Articles of Association as now or hereafter in effect, the Company shall seek legal advice only from Independent Legal Counsel (as defined below) selected by you and approved by the Company (which approval shall not be unreasonably withheld).  Such counsel, among other things, shall render its written opinion to the Company and to you as to whether and to what extent you would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion.  The Company agrees to pay the reasonable fees for the Independent Legal Counsel referred to above and to fully indemnify such counsel.  For purposes of this Amended and Restated Agreement, “Independent Legal Counsel” shall mean an attorney or firm of attorneys, selected in accordance with this provision, who shall not have otherwise performed services for the Company or for you within the last three years (other than with respect to matters concerning your rights under this Agreement, or of other beneficiaries under similar indemnity agreements).

14.
In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that you are entitled to indemnification under this Amended and Restated Agreement if you have submitted a proper request for indemnification under this Amended and Restated Agreement, and the Company shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement or by applicable law) of itself adversely affect your right to indemnification or create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that you had reasonable cause to believe that your conduct was unlawful.  For purposes of any determination of good faith, you shall be deemed to have acted in good faith if your action is based on the records or books of account of the Company or other relevant enterprise, including financial statements, or on information supplied to you by the officers of the Company or applicable enterprise in the course of their duties, or on the advice of legal counsel or on information or records given or reports made by an independent certified public accountant or by an appraiser or other expert.  The provisions of this Paragraph shall not be deemed to be exclusive or to limit in any way the other circumstances in which you may be deemed or found to have met the applicable standard of conduct set forth in this Amended and Restated Agreement.

The knowledge and/or actions, or failure to act, of any other director, officer, trustee, partner, managing member, fiduciary, agent or employee shall not be imputed to you for purposes of determining the right to indemnification under this Amended and Restated Agreement.

15.
The ability of the Company to indemnify its “office holders” (as defined in the Companies Law) is limited under the Companies Law. If any undertaking included in this Amended and Restated Agreement is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

16.
This Amended and Restated Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel. All disputes shall be resolved exclusively in the District Court of Tel Aviv.  If the Company denies your request for indemnification (including expense advances) provided for in this Amended and Restated Agreement, in whole or in part, and the court rules in your favor in an action against the Company for such indemnification, the Company shall reimburse you for all your expenses incurred in connection with such action.

17.
This Amended and Restated Agreement shall continue until and terminate upon the later of: (a) ten (10) years after the date that you shall have ceased to serve as a director or officer of the Company or as a director, officer, trustee, partner, managing member, fiduciary, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which you served at the request of the Company; or (b) one (1) year after the final termination of any Proceeding (including any rights of appeal thereto) in respect of which you are granted rights of indemnification or advancement of Expenses hereunder; provided, however, that  with respect to subparagraph (b) hereof, this Amended and Restated Agreement shall in such event terminate only with respect to the Proceeding in question and not with respect to any other Proceeding.

18.	This Amended and Restated Agreement amends, restates and supersedes the Original Indemnity Agreement in its entirety.

Kindly sign and return the enclosed copy of this Amended and Restated Agreement to acknowledge your agreement to the contents hereof.

 Very truly yours,

 ORCKIT COMMUNICATIONS LTD.

                 By:______________________
Name:
Title:

Accepted and agreed to as of the date first above written:

______________________
Name: